650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811
www.wsgr.com
October 2, 2006
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Brad Skinner
Accounting Branch Chief

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2006
Filed June 22, 2006
Form 6-K Filed August 14, 2006
File No. 1-16139
Dear Mr. Skinner:
     Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 27, 2006 relating to Wipro Limited’s Form 20-F for the fiscal year ended March 31, 2006, and Form 6-K filed on August 14, 2006. As we discussed, on behalf of Wipro Limited, we respectfully request that the Staff grant additional time for Wipro Limited to respond to such comments, until on or before October 25, 2006 (10 additional business days), in light of the public holiday schedule in India and Wipro Limited’s current preparation of its earnings release and Form 6-K for the fiscal quarter ended September 30, 2006.
     Please direct any questions to me at (650) 565-3926. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Virginia E. Rosas
Virginia E. Rosas

cc:	Suresh C. Senapaty, Wipro Limited
Raj S. Judge, Esq., Wilson Sonsini Goodrich & Rosati, P.C.